FILED PURSUANT TO GENERAL INSTRUCTION II.L OF FORM F-10
FILE NO. 333-104275

                              PROSPECTUS SUPPLEMENT

            To Short Form Base Shelf Prospectus Dated August 4, 2003


No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base prospectus dated August 4, 2003 (the "Prospectus") to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Secondary Offering                                   January 30, 2004
------------------


                                  [AXCAN LOGO]

                                AXCAN PHARMA INC.
          US$125,000,000 4 1/4% Convertible Subordinated Notes due 2008
                             8,924,113 Common Shares

Axcan Pharma Inc. ("Axcan") issued and sold on March 5, 2003 US$125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008 (the "Notes"), on a private placement basis, at an issue price of $1,000 per Note. Under limited circumstances, the Notes are initially convertible into 8,924,113 common shares. This supplement to the Prospectus (the "Prospectus Supplement") may be used by selling security holders ("Securityholders") in connection with resales of Notes and the common shares issuable upon conversion of the Notes (collectively, the "Securities").

The Notes are currently eligible for trading on the PORTAL market of the National Association of Securities Dealers, Inc. The common shares are listed on the Toronto Stock Exchange Inc. (the "TSX") under the symbol "AXP" and on the Nasdaq National Market ("Nasdaq") under the symbol "AXCA".

Investing in the Notes or the common shares involves risks. Please carefully consider the "Risk Factors" beginning on page 1 of the Prospectus.

The Securities may be offered by Securityholders in negotiated transactions or otherwise, to or through underwriters or dealers purchasing as principals or directly to purchasers at varying prices determined at the time of the sale or at negotiated prices. In addition, the common shares may be offered from time to time through ordinary brokerage transactions on the Nasdaq and the TSX. In the United States, Securityholders may be deemed to be "underwriters" as defined in the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). Any resale of the Securities in the Province of Quebec will be undertaken pursuant to the applicable provisions of the Securities Act (Quebec). Any profits realized by Securityholders in the United States may be deemed to be underwriting compensation. If the Securityholders use any broker-dealers, any commissions paid to underwriters or dealers and, if underwriters or dealers purchase any Securities as principals, any profits received by such underwriters or dealers on the resale of the Securities may be deemed to be underwriting compensation under the U.S. Securities Act.

Axcan will not receive any of the proceeds from the resale of the Securities by any of the Securityholders.

The earnings coverage of Axcan for the 12 months ended September 30, 2003 is 4.8 to one in accordance with Canadian GAAP and 6.1 to one in accordance with U.S. GAAP. See "Earnings Coverage".

This Prospectus Supplement and the accompanying Prospectus are filed in Canada and, in the United States, by a "foreign private issuer" as defined by the U.S. Securities Act, that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with applicable Canadian disclosure requirements. Prospective United States investors should be aware that such requirements are different from those of the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY U.S. STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                               Page
Plan of Distribution..................................................2
Recent Developments...................................................2
Earnings Coverage.....................................................7
Incorporation by Reference............................................8

                                        8
                                        8
Prospectus                                      Page

Trademarks...........................i
Forward-Looking Statements...........ii     Description of Share Capital....55
Risk Factors.........................1      Transfer Agent and Registrar....58
Use of Proceeds......................12     Plan of Distribution............59
Capitalization.......................12     Legal Matters...................62
Dividend Policy......................12     Independent Auditors............62
Earnings Coverage....................13     Purchasers' Statutory Rights....62
Business.............................15     Incorporation by Reference......63
Description of Credit Agreement......24     Additional Information..........65
Description of Notes.................26     Certificate of Axcan............C-1
Certain Income Tax Considerations....47     Schedule "A"....................S-1


This document is in two parts. The first part is this Prospectus Supplement which updates information contained in the accompanying Prospectus dated August 4, 2003 as supplemented by the prospectus supplement dated August 20, 2003 (the "First Supplement"), the prospectus supplement dated October 10, 2003 (the "Second Supplement"), the prospectus supplement dated December 17, 2003 (the "Third Supplement") and the documents incorporated by reference therein. The second part is the accompanying Prospectus which gives more general information.

Only the information contained or incorporated by reference in the accompanying Prospectus, including the First Supplement, the Second Supplement, the Third Supplement and this Prospectus Supplement, should be relied upon. Axcan has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities may not be sold in any jurisdiction where the sale is not permitted. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Prospectus, the First Supplement, the Second Supplement, the Third Supplement and the documents incorporated by reference in the Prospectus is accurate only as of their respective dates. Axcan's business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise stated in this Prospectus Supplement, all dollar amounts appearing in this Prospectus Supplement are stated in the lawful currency of the United States of America and "Axcan," "we," "us" and "our" refer to Axcan Pharma Inc. and its direct and indirect subsidiaries.

                         -------------------------------

Plan of Distribution


The Securityholders listed in Schedule A to this Prospectus Supplement have delivered a completed selling securityholders' questionnaire to us and may sell at any time, or from time to time, pursuant to this Prospectus Supplement and the accompanying Prospectus, the aggregate principal amount of the Notes set forth in Schedule A to this Prospectus Supplement, and the aggregate principal amount payable of the Notes held by such Securityholders shall thereafter be reduced to the extent of such sales. The Notes held by the Securityholders were either acquired by them upon the issuance of the Notes on March 5, 2003 at a price of $1,000 per Note, or in subsequent transactions thereafter at varying prices.

Recent Developments


Axcan Reports Positive Pre-Ind Meeting for ITAX(TM)

On January 22, 2004, Axcan announced the outcome of the meeting it held with the U.S. Food and Drug Administration ("FDA") on January 20, 2004, regarding ITAX(TM) (itopride hydrochloride). This meeting was held in preparation for the filing of an Investigational New Drug ("IND") for ITAX(TM) in the treatment of functional dyspepsia (also known as non-ulcer dyspepsia). During this meeting with the FDA's division of Gastrointestinal and Coagulation Drug Products, the FDA endorsed Axcan's proposal to conduct two Phase III pivotal double-blind, placebo controlled clinical studies to demonstrate the safety and efficacy of ITAX(TM) in the treatment of functional dyspepsia.

After reviewing the data currently available on ITAX(TM), the FDA agreed that no additional Phase II studies were required. Axcan therefore expects to commence the Phase III studies in the second half of fiscal 2004 after filing an IND application. Assuming positive outcomes, Axcan expects to submit a New Drug Approval ("NDA") for the treatment of functional dyspepsia in the latter part of 2005 and obtain approval in fiscal 2006.


Axcan Submits 1 Gram Mesalamine Suppositories For Approval in the U.S. For the Treatment of Ulcerative Proctitis


On January 14, 2004, Axcan announced that it has submitted to the U.S. Food and Drug Administration a supplemental New Drug Application for a 1-gram mesalamine suppository dosage form for the treatment of ulcerative proctitis. Axcan already markets a 1-gram rectal suppository in Canada under the brand name SALOFALK.

In the United States alone, the rectal mesalamine market is valued at approximately $65 million annually. Axcan's fiscal 2003 U.S. sales of CANASA, its 500 mg form of rectal mesalamine, were $16.2 million. According to IMS data at September 30, 2003, approximately 54% of all U.S. gastrointestinal prescriptions for rectal mesalamine were written for CANASA 500 mg, making CANASA 500 mg the most prescribed brand of rectal mesalamine in the U.S. as of such date.


Axcan Restates and Increases Diluted Income Per Share


On January 7, 2004 Axcan announced a revision and increase in the diluted income per share for its second and third quarters of fiscal 2003 and in the diluted income per share excluding certain items presented in the management's discussion and analysis of financial condition and results of operations ("MD&A") for the third and fourth quarters and fiscal year ended September 30, 2003. In calculating the diluted income per share, Axcan had reflected the dilutive impact of conversion of its Notes. However, the triggering event for conversion had not yet occurred, resulting in an understatement of diluted income per share. The restated diluted income per share excluding acquired in-process research, takeover-bid expenses and related income taxes for the fiscal year ended September 30, 2003, was $0.73 rather than $0.70 as published.

As presented in the MD&A for the fourth quarter and fiscal year ended September 30, 2003, the restated diluted income per share excluding acquired in-process research, takeover-bid expenses and related income taxes for the fiscal year ended September 30, 2003, was $0.73 rather than the published $0.70. This measure of diluted income per share excluding certain items is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. As previously stated, Axcan believes the presentation of this non-GAAP measure provides useful information because it eliminates certain unusual expenses and thus creates a measure more similar to that used for prior periods. Investors should consider this non-GAAP measure as additional information to Axcan's U.S. GAAP results of operations. Income per share according to GAAP for the fourth quarter and fiscal year ended September 30, 2003, was accurately disclosed and the restatement has accordingly no impact on the figures included in the financial statements for these periods.

In the course of re-examining the calculation of diluted income per share for its annual report, Axcan determined that it was necessary to restate the diluted income per share as events required for conversion of the Notes into common shares had not occurred. In order to reflect conversion of the Notes into common shares, the following must occur during any conversion period:

 > the closing sale price of our common shares on the NASDAQ Market for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the first day of the conversion period is more than 110% of the conversion price in effect on that thirtieth trading day. The conversion price in effect as at January 7, 2004 was $14.01 and 110% of this conversion price is $15.41;

 > during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the Notes for that 10 trading-day period is less than 95% of the average conversion value for the Notes during that period;

 >  if Axcan has called the Notes for redemption; or

 >  upon the occurrence of specified corporate transactions.

Details of Axcan's restated figures are as follows:

Forth Quarter and Fiscal Year Ended September 30, 2003


Diluted income per share excluding acquired in-process research and related income taxes for the three-month period ended September 30, 2003:

        As published in Management's discussion and analysis of           $0.19
        financial condition and results of operations

        Restated                                                          $0.20

Diluted income per share excluding acquired in-process research, takeover bid expenses and related income taxes for the year ended September 30, 2003:

        As published in Management's discussion and analysis of            $0.70
        financial condition and results of operations

        Restated                                                           $0.73

These measures of diluted income per share excluding certain items are non-GAAP measures.


Third Quarter Ended June 30, 2003

Financial statements

Diluted income per common share

o    for the three-month period ended June 30, 2003
         As published                                                      $0.13
         Restated                                                          $0.14
o    for the nine-month period ended June 30, 2003
         As published                                                      $0.47
         Restated                                                          $0.48

Diluted weighted average number of common shares

o    for the three-month period ended June 30, 2003
         As published                                                 54,521,818
         Restated                                                     45,597,705
o    for the nine-month period ended June 30, 2003
         As published                                                 49,398,847
         Restated                                                     45,574,227

Management's Discussion and Analysis of Financial Condition and Results of Operations

Diluted income per common share excluding takeover bid expenses and related income taxes

o    for the three-month period ended June 30, 2003
         As published                                                      $0.18
         Restated                                                          $0.19
o    for the nine-month period ended June 30, 2003
         As published                                                      $0.52
         Restated                                                          $0.53

This measure of diluted income per share excluding certain items is a non-GAAP measure.


Second Quarter ended March 31, 2003

Financial statements


Diluted income per common share for the three-month period ended March 31, 2003

         As published                                                      $0.19
         Restated                                                          $0.20

Diluted weighted average number of common shares

o    for the three-month period ended March 31, 2003
         As published                                                47,131,627
         Restated                                                    45,553,550
o    for the six-month period ended June 30, 2003
         As published                                                46,635,551
         Restated                                                    45,560,678

Net income (in thousands of dollars) and diluted income per share excluding takeover bid expenses, acquired in-process research and related income taxes for the periods ended September 30, 2003 were as follows:



                                                                                                           Diluted
                                  Income before                                                            Income
                                  income taxes                 Income Taxes               Net Income       per share
                                  -----------------     ---------------------------    ----------------    -----------
                                  -----------------     ------------- -------------    ----------------    -----------
                                         $                   $             %                  $
For the three-month period ended September 30, 2003
---------------------------------------------------

According to U.S.                       1,042               2,946         282.7            -1,904
GAAP

Acquired in-process                    12,000               982           8.2              11,018
research                          -----------------     -------------                  ----------------

Excluding acquired
in-process research                    13,042              3,928          30.1              9,114             0.20
                                  =================     =============                  ================    ===========


For the year ended September 30, 2003
-------------------------------------

According to U.S.                      32,917              12,992         39.5             19,925
GAAP

Acquired in-process
research                               12,000               982           8.2              11,018

Takeover bid expenses                  3,697               1,290          34.9              2,407
                                  -----------------     -------------                  ----------------

Excluding acquired
in-process research and
takeover bid expenses                  48,614              15,264         31.4             33,350             0.73
                                  =================     =============                  ================    ===========

For the three-month period ended June 30, 2003
----------------------------------------------

According to U.S.                      8,734               2,395                            6,339
GAAP

Takeover bid expenses                  3,697               1,290                            2,407
                                  -----------------     -------------                  ----------------

Excluding Takeover bid
expenses                               12,431              3,685                            8,746             0.19
                                  =================     =============                  ================    ===========

For the nine-month period ended June 30, 2003
---------------------------------------------

According to U.S.                      31,875              10,046                          21,829
GAAP

Takeover bid expenses                  3,697               1,290                            2,407
                                  -----------------     -------------                  ----------------

Excluding takeover bid
expenses                               35,572              11,336                          24,236             0.53
                                  =================     =============                  ================    ===========


This measure of net income, basic income and diluted per share excluding certain items is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. This measure is provided to assist our investors in assessing Axcan's operating performance. We believe the presentation of this non-GAAP measure provides useful information because it eliminates certain unusual expenses and because it provides similar information for period-to-period comparisons. Investors should consider this non-GAAP measure in the context of Axcan's U.S. GAAP results of operations.


Axcan Reports Ursodiol Disulfate Proof-Of-Concept Study Results

On December 22, 2003 Axcan disclosed positive results of a proof-of-concept study designed to compare the effectiveness of ursodiol disulfate ("SUDCA") to that of regular ursodiol added to an inert vehicle, in the chemoprevention of colorectal tumors. The proof-of-concept study was performed on rats with tumors that were chemically-induced by exposure to azoxymethane ("AOM"), a potent carcinogen.

The study conducted by Dr. Kenneth Setchell, Head of a Research Unit at the Children's Hospital Research Foundation ("CHRF") an operating division of the Cincinnati Children's Hospital Medical Center, was designed to evaluate the effectiveness of SUDCA in the prevention of colonic tumor formation in 240 adult male rats exposed to AOM and to compare the effectiveness of SUDCA to that of regular ursodiol. AOM-injected animals fed with SUDCA had a statistically significant 50% reduction in tumor incidence when compared to animals in the control group. By contrast no such decrease in tumor formation was observed in the animals treated with regular ursodiol. No tumor formation was observed in any of the vehicle-injected animals and SUDCA was without toxicity.

On September 20, 2000, Axcan entered into a licensing agreement with the CHRF. According to the terms of this agreement, Axcan has the exclusive worldwide rights to commercially exploit a series of patented SUDCA developed by the CHRF. SUDCA's patent protection in the United States expires in 2015. In a number of other major markets patents are either issued or applications pending.


Axcan Receives a CPMP Positive Opinion In Europe for PHOTOBARR in the Treatment of High-Grade Dysplasia Associated with Barrett's Oesophagus

On December 18, 2003 Axcan announced that the Committee of Proprietary Medicinal Products ("CPMP") of the European Agency for the Evaluation of Medicinal Products ("EMEA") has issued a positive opinion related to Axcan's Marketing Authorization Application for the use of its photodynamic therapy ("PDT"), PHOTOBARR (porfimer sodium), in the treatment of High-Grade Dysplasia ("HGD") associated with Barrett's Oesophagus ("BO"), and therefore recommends the granting of the marketing authorization. The CPMP states in its opinion published on December 18, 2003, that "PHOTOBARR is the first conservative treatment of HGD in BO with a documented effect on progression to cancer". PHOTOBARR PDT was also granted an orphan medical product status at the time of its submission, which guarantees the grant of exclusive marketing rights for a ten-year period. Final approval is expected in the next three months.


Axcan Reports Positive ITAX(TM) Phase II Efficacy and Safety Results

On December 11, 2003 Axcan disclosed efficacy and safety results of a Phase II study related to ITAX(TM) ("Itopride hydrochloride" or "Itopride"), a patented oral gastroprokinetic drug with antiemetic properties recently acquired from Abbott Laboratories. ITAX(TM) is indicated for the treatment of gastrointestinal symptoms caused by reduced gastrointestinal motility. Axcan also plans to hold a pre-Investigational New Drug ("IND") meeting on ITAX(TM) with the FDA on January 20, 2004 and intends to submit an IND for ITAX(TM) in the treatment of non ulcer dyspepsia ("NUD") shortly thereafter.

A Phase II dose response study was conducted with two objectives: confirming the safety and efficacy of Itopride in a Caucasian population and selecting the appropriate dose of ITAX(TM) for use in pivotal Phase III studies. The study used a double-blind placebo controlled design comparing tablets containing 50, 100 and 200 mg of Itopride administered three times a day to matching placebo tablets. The study involved 554 patients with functional non-ulcer dyspepsia or functional dyspepsia, 424 of whom were included in the study analysis. The study endpoints were: change in the overall severity of the patients' functional dyspepsia as measured by the Leeds Dyspepsia Questionnaire ("LDQ"); and a global assessment at week eight to determine whether the patients were symptom free or markedly improved with respect to the two most important symptoms of functional dyspepsia (severity of upper abdominal pain and severity of excessive feeling of fullness after eating).

Treatment with Itopride in all groups resulted in statistically significant improvement of the LDQ score. 46.6% of patients treated with placebo were symptom-free or markedly improved compared to 60.8%, 63.2% and 71.4% of patients treated with Itopride at doses of 50, 100 and 200 mg three times daily, respectively. The pain and fullness response was significantly better in the Itopride groups (77.3% for 50 mg; 78.9% for 100 mg and 76.2% for 200 mg) in comparison to 63.6% in the placebo group. In conclusion, after an eight-week treatment, Itopride appears to be significantly better in controlling symptoms than placebo.

In order to evaluate the cardiac safety of Itopride in the Phase II study described above, resting 12-lead standard electrocardiograms were recorded at the screening visit, at visit two (four weeks after beginning of the treatment phase) and visit four (eight weeks after beginning of the treatment phase).

PR, QRS and QT intervals (measures of the duration of ventricular electrical activity) as well as heart rates, submitted to an intent-to-treat analysis, were analyzed, and 1,548 electrocardiograms were obtained from the study population. Results of the study confirmed that no cardiac side effects occurred and that there was no significant QT prolongation in patients treated with Itopride. No association between treatment with Itopride and QT interval prolongation was found.

These results confirm animal studies previously conducted and involving the administration of 30 and 100 mg /kg of Itopride by gavage to male dogs. As in the study conducted on humans, no evidence of an effect on electrocardiogram parameters was found. In particular, no QT interval prolongation was observed.


Earnings Coverage

The following consolidated earnings coverage ratios have been calculated for the 12-month periods ended September 30, 2002 and September 30, 2003 and give effect to the issuance of the Notes. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The information presented herein for the 12-month period ended September 30, 2003 is based on unaudited financial information.

The Canadian GAAP earnings coverage ratios have been calculated based on amounts determined under Canadian GAAP, which include $4.2 million of implicit interest, a non-cash expense.


                                                          Canadian GAAP                                 US GAAP
                                               ------------------------------------        ----------------------------------
                                                  12 Months        12 Months Ended           12 Months          12 Months
                                                    Ended           September 30,              Ended              Ended
                                                September 30,           2003               September 30,      September 30,
                                                    2002                                        2002               2003
                                               ----------------    ----------------        ---------------    ---------------

Pro forma interest
requirements(1)(2) ..................               11.0                10.2                    6.5                5.9
Pro forma earnings before interest
expense and income taxes (1)(3)......               32.8                48.8                   32.5               36.3
Earnings coverage....................                3.0                 4.8                    5.0                6.1
------------------------------------------
Notes
(1)......In millions of US dollars.
(2) Pro forma interest requirements are detailed as follows:
Financial expenses as per financial
statements...........................                1.2                 6.6                    1.2                4.3
Amortization of issue expense included
in interest..........................                 -                 (0.7)                    -                (0.7)
Interest on debentures...............                5.3                 2.3                    5.3                2.3
Implicit interest....................                4.5                 1.9                     -                  -
                                               ----------------    ----------------        ---------------    ---------------
Pro forma interest requirements......               11.0                10.2                    6.5                5.9
                                               ================    ================        ===============    ===============

(3) Pro forma earnings before interest expense and income taxes are detailed as follows:

Net earnings as per financial
statements...........................               20.8                28.6                    21.1               19.9
Income taxes.........................               11.7                14.5                    11.1               13.0
Financial expense....................                1.2                 6.6                    1.2                4.3
Amortization of issue expense........               (0.9)               (0.9)                  (0.9)              (0.9)
                                               ----------------    ----------------        ---------------    ---------------
Pro forma earnings before interest                  32.8                48.8                    32.5               36.3
expense and income taxes.............
                                               ================    ================        ===============    ===============


Under U.S. GAAP, our interest requirements amounted to $5.9 million on a pro forma basis for the 12 months ended September 30, 2003 and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro forma interest requirements, for the 12-month period ended September 30, 2003 was 6.1 to one.

Under Canadian GAAP, our interest requirements amounted to $10.2 million on a pro forma basis for the 12 months ended September 30, 2003 and our earnings coverage ratio for the 12-month period ended September 30, 2003 was 4.8 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.2 million as required by Canadian GAAP.

Incorporation by Reference

The following documents, filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference and form an integral part of the accompanying Prospectus, as supplemented by this Prospectus Supplement:

(a) our audited comparative consolidated financial statements in Canadian GAAP for the year ended September 30, 2003, as well as the auditor's report thereon contained in our annual report for the year ended September 30, 2003;
(b) our audited comparative consolidated financial statements in U.S. GAAP for the year ended September 30, 2003, as well as the auditor's report thereon;
(c) management's discussion and analysis of operating results and financial position for the year ended September 30, 2003 contained in our annual report for the year ended September 30, 2003;
(d) our annual information form dated February 13, 2003 for the year ended September 30, 2002; (k) the management proxy solicitation circular dated January 22, 2004 for the annual meeting of the shareholders held on February 19, 2004, with the exception of the headings "Statement of Corporate Governance-Composition of the Compensation Committee," "Statement of Corporate Governance-Compensation Committee Report," "Statement of Corporate Governance-Performance Graph;" and "Corporate Governance";
(e) the material change reports and press releases dated October 6, 2003 (we announced the receipt of a not approvable letter for HELICIDE from the
      FDA); October 9, 2003 (we announced the acquisition of a line of gastrointestinal products from Aventis); November 11, 2003 (we announced results for the fourth quarter and fiscal 2003); November 13, 2003 (we announced that our common shares have been added to the Nasdaq Biotechnology Index); January 8, 2004 (we announced a revision and increase in the diluted income per share); and January 22, 2004 (we announced that the FDA has agreed that no Phase II studies are required for ITAX(TM)).

Any document of the type referred to above and any material change report filed by us with the securities regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the end of the distribution shall under this Prospectus Supplement be deemed to be incorporated by reference in the Prospectus.

Any statement contained in this Prospectus Supplement, the accompanying Prospectus, the First Supplement, the Second Supplement, the Third Supplement and in a document incorporated or deemed to be incorporated by reference in the Prospectus for the purpose of this distribution shall be deemed to be modified or superseded, for the purposes of the Prospectus, to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of the Prospectus.

                                   SCHEDULE A



=====================================================================================================================

     Selling Securityholder              Registered Holder           Number of notes held     Amount of notes held
                                                                                                     ($USD)
---------------------------------------------------------------------------------------------------------------------

Conseco Annuity Assurance -               Hare & Co.                         1,750                1,750,000
Multi Bucket Annuity
Convertible Bond Fund
---------------------------------------------------------------------------------------------------------------------

Conseco Fund Group -                       Hare & Co.                          250                  250,000
Convertible Securities Fund
---------------------------------------------------------------------------------------------------------------------

TOTAL:                                                                                            2,000,000
---------------------------------------------------------------------------------------------------------------------

